      As filed with the Securities and Exchange Commission on April 8, 1999
                              Registration No. 333-
================================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                    FORM SB-2

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                   ----------

                        TELTRAN INTERNATIONAL GROUP, LTD.
                 (Name of small business issuer in its charter)

           Delaware                    [4813]                  11-3172507
(State or other jurisdiction     (Primary Standard          (I.R.S. Employer
     of incorporation or     Industria Classification        Identification
        organization               Code Number)                 Number)


                           One Penn Plaza, Suite 4632
                            New York, New York 10119
                                 (212) 643-1283
              (Address and telephone number of principal executive
                         offices and place of business)

                           BYRON R. LERNER, President
                           One Penn Plaza, Suite 4632
                            New York, New York 10119
                                 (212) 643-1283
            (Name, address and telephone number of agent for service)

                                   Copies to:

                           MICHAEL D. DIGIOVANNA, Esq.
                           PARKER DURYEE ROSOFF & HAFT
                                529 Fifth Avenue
                            New York, New York 10017
                                 (212) 599-0500

                                   ----------

                Approximate date of proposed sale to the public:
 As soon as practicable after the effective date of this Registration Statement

         If this Form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box.  [   ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE


===================================================================================================================================
    Title of Each Class of                                   Proposed Maximum         Proposed Maximum
          Securities                  Amount to be            Offering Price              Aggregate               Amount of
       to be Registered               Registered(1)           Per Security(2)         Offering Price(2)        Registration Fee
    Common Stock, par value             8,690,000                  1.97                 17,119,300                 4,759.17
      $.001 per share(3)

            Totals
===================================================================================================================================


                           -----------------------

                                        I

         (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the price of the Common Stock on the OTC Bulletin Board on March 30, 1999.

         (2) Such fee was calculated using a proposed maximum offering price of $1.97 per share which was the average of the bid and asked prices of the Common Stock on the OTC Bulletin Board on March 30, 1999.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                8,690,000 SHARES

                        TELTRAN INTERNATIONAL GROUP, LTD.

                                  Common Stock

                                  -------------

         This Prospectus relates to 8,690,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), of Teltran International Group, Ltd. (the "Company"), which shares are being offered for sale by the persons named herein under the caption "Selling Stockholders" (the "Selling Stockholders"). Such shares of Common Stock are comprised of 6,715,000 shares which are currently issued and outstanding and 1,975,000 shares which may be issued subsequent hereto upon exercise of certain outstanding options. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Selling Stockholders."

                               See "Risk Factors"

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The Company has agreed to pay all expenses of registration in connection with this offering but will not receive any of the proceeds from the sale of the Shares being offered hereby. All brokerage commissions and other similar expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the purchase price of the Shares sold, less the aggregate brokerage commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company.

         The Common Stock being offered hereby by the Selling Stockholders has not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Common Stock should confirm the registration thereof under the securities law of the state in which such transactions occur, or the existence of any exemption from registration.

         The Common Stock is quoted on the OTC Electronic Bulletin Board. On March 30,1999 the average bid and asked price of the Common Stock was $1.97 per share.

                  The date of this Prospectus is April __, 1999

                                TABLE OF CONTENTS

                                                            Page

Available Information.......................................  2
Prospectus Summary..........................................  3
Risk Factors................................................  6
Use of Proceeds.............................................  7
Capitalization..............................................  8
Selected Financial Data.....................................  9
Management Discussion and Analysis of Financial Condition
 and Results of Operation................................... 10
Market Information.......................................... 10
Business.................................................... 10
Selling Stockholders........................................ 19
Plan of Distribution........................................ 21
Description of Securities................................... 21
Legal Matters............................................... 22
Experts .................................................... 22

         No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus or incorporated by reference to this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information contained herein is correct as of any time subsequent to its date.

                              AVAILABLE INFORMATION

        [The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60621. Copies of such material may be obtained from the Public Reference Section of the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information of issuers that file electronically with the Commission. The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.]

        [Assumes 12(g) registration completed]

                               PROSPECTUS SUMMARY

         This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including the information under "Risk Factors." Unless otherwise indicated, all information in this Prospectus reflects the 20-for-one reverse stock split effected by the Company in December, 1997.

                                   The Company

                  Teltran International Group, Ltd. (the "Company") through its wholly owned subsidiary Teltran International, Inc. ("International") is primarily engaged in the international telecommunication business. It was a development stage company until April 1998 when it commenced services for an internet telephony system. In October 1998 it entered into additional arrangements which included the ability to sell internet telephony time. Thus far the Company has entered into initial agreements for this service and anticipates beginning this service in April 1999. The Company also commenced operation of a internet portal in February 1999.

         The Company, formerly known as Spectratek Incorporated, a Utah corporation, acquired all of the outstanding shares of International on May 1, 1996, by issuing shares of the Company's common stock in an amount that resulted in the original stockholders of International receiving approximately 66% of the then outstanding shares of the Company. For financial reporting purposes, the transaction was recorded as a recapitalization of International. International is the continuing, surviving, entity for accounting purposes, but the Company is the continuing entity for legal purposes.

         On October 6, 1997, Spectratek was reincorporated in the State of Delaware under the name of Teltran International Group, Ltd. References to the "Company" unless otherwise indicated by the context refer to the Company and International. The Company's offices are located at One Penn Plaza, New York, New York 10119 and its telephone number is 212-643-1283.

                                  The Offerings

Securities Offered by
the Selling Stockholders............... 8,690,800 shares of Common Stock.(1)

Common Stock Outstanding
Before the Offering.................... 9,634,834 shares(2)

Common Stock to be
 Outstanding After the
 Offering.............................. 11,609,824 shares(3)

Use of Proceeds........................ Except upon exercise of options the
                                        Company will not receive proceeds.
                                        Any such proceeds will be used for
                                        working capital purposes.

Risk Factors........................... An investment in the securities offered hereby involves a high degree of risk.
                                        Prospective investors should consider
                                        carefully the factors set forth under
                                        "Risk Factors."

Symbol for Common Stock................ [TLTG]


---------------
(1)        Includes 1,975,000 shares subject to options warrants and other rights
(2)        Not including shares subject to Options Warrants and other rights
(3)        Includes shares sold herein after exercise of Options

Summary Financial Information

                                            Year Ending December 31,
                                            ------------------------
                                          1997                      1998
                                          ----                      ----

Statement of Operations:

Consolidated revenues                           $     -0-              $535,197
Cost of sales                                         -0-               244,832
Expenses                                          827,780               706,672
Income (loss) from operations                   (827,780)             (416,307)
Net income (loss)                               (827,780)             (446,266)
Income (loss) per share(1)                        ($0.90)               ($0.06)
Shares used in computing
net income (loss) per share                       915,637             7,697,295
                                                =========             =========


                                      December 31, 1997       December 31, 1998
                                      -----------------       -----------------
Balance Sheet Data:

Working capital (deficit)                     ($82,000)              ($280,000)
Total assets                                  $159,800                  44,100
Total long-term debt                           250,000                     -0-
Total stockholders'
 equity (deficit)                             (302,312)               (241,754)
                                              =========              =========



----
(1)

                                  RISK FACTORS

An investment in the Securities offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Securities offered hereby. Prospective investors should be in a position to risk the loss of their entire investment. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

Recent Losses

             Until April 1998 the Company was a development stage Company and derived no revenues until such time. The Company sustained net losses of( $828,244) and ($446,654) during 1997 and 1998 respectively and has an accumulated deficit of $2,251,810 as at December 31, 1998. At that time the Company had a stockholder deficiency of (241,754). Subsequent to December 31, 1998 the Company obtained an additional $500,000 convertible notes all of which were converted into equity. There is no assurance that the Company will be profitable.

Dependence on OzEmail - New Business

             Commencing in April 1999 the Company will provide services sales of communication time through an arrangement with OzEmail for the resale of international internet telephony time. The Company believes its immediate future success will be dependent upon such business. The prospects of the Company must be considered in light of risks, expenses and difficulties frequently encountered by comparison in entering into a new line of business. The Company has entered into an Interconnectivity and Support Agreement (the "Affiliate Agreement") with OzEmail Inc. a wholly owned subsidiary, pursuant to which the Company may sell international communications over OzEmail internet networks. The Affiliate Agreement is for three year term. It is anticipated that the Company's revenues attributable to the affiliate arrangement will comprise a substantial portion of its total revenues. Any termination of the Affiliate Agreement, or any reduction or interruption of services provided thereunder, could have a material adverse affect on the Company's business, financial condition or results of operations.

Technological Changes and Uncertainty

             There can be no assurance that research and discoveries by others will not render the Company's operations noncompetitive or obsolete.

             The Company's business strategy is subject to the risks inherent in the development of new products using new technologies and approaches. There can be no assurance that unforeseen problems will not develop with these technologies or applications, that the Company will be able to address successfully technological challenges it encounters by entering into alternatives for generating revenues.

Competition

             Currently, the Company competes with numerous other long distance resellers and providers. The Company believes its significant competition will be other independent resellers and providers including providers of competing voice telephony systems including possible affiliates of OzEmail appointed in the future other competitors include large carriers such as AT&T, MCI, Sprint, and WorldCom; and other providers of international long distance services such as STAR Telecommunications, Inc., as alliances that provide wholesale carrier services, such as "Global One" other internet telephony problems. In addition, the Company has a non exclusive affiliate arrangement with OzEmail. Therefore, OzEmail is free to appoint another affiliate which may result the Company facing substantial competition. Many of the Company's competitors are significantly larger and have substantially greater market presence, as well as greater financial, technical, operational, marketing and other resources and experience than the Company.

Retention of Key Personnel

             The Company's operations are dependent upon the services of Byron Lerner and James Tubbs. The loss of Byron Lerner or James Tubbs could have a material adverse effect on the Company's business. The Company's success also depends upon its ability to attract and retain highly-skilled management and other personnel. Competition for such personnel is intense, and the inability to attract and retain additional qualified employees or the loss of current key employees could materially and adversely affect the Company's business, operating results and financial condition.

Limitation of Director Liability

             The Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence, subject to certain limitations imposed by the Delaware General Corporation Law (the "DGCL"). Thus, under certain circumstances, neither the Company nor the stockholders will be able to recover damages even if directors take actions which harm the Company. See "Management - Indemnification of Directors and Officers and Related Matters."

Volatility of Common Stock

             There has been volatility in the market price of securities of telecommunications companies. Future announcements concerning the Company or its competitors, including variations in financial results, changes in general market conditions, governmental regulations or other developments may have a significant impact on the market price of the Company's Common Stock and could cause the market price of the Company's Common Stock to fluctuate significantly. In addition, broad market fluctuations and general economic or political conditions may adversely affect the market price of each of the Company's securities, regardless of the Company's actual performance.

Preferred Stock

             The Company's Certificate of Incorporation authorizes the issuance of 15,000,000 shares of Preferred Stock with designation, rights and preferences determined from time to time by its Board of Directors. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

Risks of International Telecommunications Business

             It is contemplated the Company will generate a substantial portion of its revenues by providing international telecommunications services to its customers on a wholesale basis. The international nature of the Company's operations involves certain risks, such as changes in domestic and foreign government regulations and telecommunications standards, possible dependence on foreign partners, tariffs, taxes and other trade barriers, economic downturns and political instability in foreign countries. In addition, the Company's business could be adversely affected by a reversal in the current trend toward deregulation.

Factors Influencing Operating Results, Including Revenues, Costs and Margins

             The Company's revenues, costs and expenses may fluctuate in the future as a result of numerous factors. The Company's revenues in any given period can vary due to factors such as call volume fluctuations, particularly in regions with relatively high per minute rates; the addition or loss of major customers, whether through competition, merger, consolidation or otherwise; and financial difficulties of major customers; pricing pressure resulting from increased competition. Technical difficulties or failures of portions of the OzEmail system may impact the Company's ability to provide service to its customers by preventing the Company from delivering call traffic. Additionally, technical difficulties with the network may cause loss.

Potential Adverse Effects of Government Regulation

             The Company's business is subject to various U.S. and foreign laws, regulations, agency actions and court decisions. The Company's U.S. international telecommunications service offerings are subject to regulation by the FCC. The FCC requires international carriers to obtain authorizations under
Section 214 of the Communications Act of 1934, as amended, prior to acquiring international facilities by purchase or lease, or providing international service to the public. Prior FCC approval is also providing international service to the public. Prior FCC approval is also required to transfer control of a certificated carrier. The Company has obtained the license.

No Dividends and None Anticipated

             To date, no dividends have been declared or paid on the Common Stock, and the Company does not anticipate declaring or paying any dividends in the foreseeable future, but rather intends to reinvest profits, if any, in its business. Investors should, therefore, be aware that it is unlikely that any dividends will be paid on the Common Stock in the foreseeable future. See "Dividend Policy."

No Assurance of Active Market

             The Common Stock is quoted on the OTC Bulletin Board. There can be no assurance that an active market in the Common Stock will develop. In the absence of an active public trading market, an investor may be unable to liquidate his or her investment.

Risks Associated with Forward-Looking Statements Included in this Prospectus

             This Prospectus contains certain forward-looking statements regarding the plans and objectives of management for future operations, including plans and objectives relating to the development of the Company's business. The forward-Looking statements included herein are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based on the size of the U.S. produce and flower markets, assumptions that the Company's services will be accepted by supermarkets [that there will be no unanticipated material adverse change in the Company's operations or business.] Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant early stage operations, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                 USE OF PROCEEDS

             The Company will not receive proceeds from the sale of the shares offered hereby. Any proceeds received upon exercise of options will be utilized as working capital.

                                 CAPITALIZATION

              The following table sets forth the (i) actual capitalization of the Company at December 31, 1998. This section should be read in conjunction with the Company's financial statements and related notes appearing elsewhere in this Prospectus.

Long Term Indebtedness                                                      -0-
                                                                         ------
Preferred Stock, $.0001 par value; none authorized; none                 $  -0-
issued and  outstanding...............................................
Common Stock, $.0001 par value; 50,000,000 shares, authorized; 7,697,295 shares issued and outstanding............

Additional paid-in capital......................................    $2,002,359
Accumulated deficit...........................................     ($2,251,810)
         Total stockholders' equity...............................   ($241,754)
                                                                    ==========

(1) Does not include shares of Common Stock reserved for issuance upon the exercise of Option and Warrants.

                             SELECTED FINANCIAL DATA

         The following selected financial is derived from the audited financial statements of the Company.

         This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company included elsewhere herein.

                                    Year Ending December 31,
                                    ------------------------

                                      1997            1998
                                      ----            ----

Statement of Operations:

Consolidated revenues              $   -0-               $535,197

Cost of sales                          -0-                244,832

Expenses                                827,780           706,672

Income (loss) from operations          (827,780)        (416,307)

Net income (loss)                      (827,780)        (446,266)

Income (loss) per share(1)               ($0.90)          ($0.06)

Shares used in computing
net income (loss) per share              915,637        7,697,295
                                        ========        =========

                                   December 31, 1997          December 31, 1998
                                   -----------------          -----------------
Balance Sheet Data:

Working capital (deficit)                ($82,000)                   ($280,000)

Total assets                              $159,800                       44,100

Total long-term debt                       250,000                          ---

Total stockholders'
 equity (deficit)                        (302,312)                    (241,754)
                                         ========                     ========

----
(1)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

           The following discussion and analysis should be read in conjunction with the Financial Statements and related Notes contained elsewhere in this Prospectus.

Introduction

           Prior to April, 1998 the Company was a development stage Company and had no significant revenues since inception.

Statement of Operations Year Ended 1998 Compared to Year Ended 1997 (unaudited)

           The Company's revenues was approximately $535,000 for 1998 while the Company received no revenues in 1997.

           The Company's operating expenses during 1998 were approximately $707,000 compared to approximately $827,780 during the prior year. The reduced expenses were primarily attributable to decline in salary expense in 1998 resulting from a reduction in staff.

           Since the Company did not commence income producing operations until 1998, the Company does not believe that either 1997 or 1998 are any indication of the Company's future operations. The Company anticipates that the year 1999 will be the first full year of operations and that its revenues will be derived from businesses not conducted in 1998.

           The Company believes that it will have substantial increased revenues in 1999 as it begins to derive revenues from in voice telephony operations.

Liquidity

           The Company had a negative working capital of approximately $280,000 as of December 31, 1998 compared to a negative working capital or approximately $82,000 at December 31, 1997. The increase was primarily attributable to increased debt financing in 1998. Also during 1998 the Company financed a portion of its receivables through a factoring arrangement. Since December 31, 1998 the Company received gross proceeds of $650,000 from the sale of convertible notes and exercise of warrants. All the notes have been converted into equity and the Company has been able to repay and terminate its factoring arrangement.

           The Company is required to purchase additional equipment to perform the contracts for the resale of telephone time over OzEmail networks. This is the only substantial capital expenditure of the Company. It has determined to require its clients to purchase the equipment or to provide advances for this purpose. As long as the Company obtains funds to purchase equipment to perform its contracts it believes its present working capital is adequate for its operations for the next twelve months.

                               MARKET INFORMATION

           The Company's Common Stock is currently quoted on the OTC Bulletin Board under the symbol "TLTG."

           Set forth below are the high and low closing bid quotations for Company's Common Stock for the periods indicated as reflected on the electronic bulletin board. Such quotations reflect interdealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions.


                Period                                   High                            Low

---------------------------------------       --------------------------      --------------------------
March 31, 1998                                           3.13                           .4325
June 30, 1998                                            2.94                            1.88
September 30, 1998                                       1.00                            .75
December 31, 1998                                        1.19                           .4325
March 31, 1997                                           .65                             .40
June 30, 1997                                            .33                             .22
September 30, 1997                                       .18                             .11
December 31, 1997                                        .125                            .125

           As of December 31, 1998, there were approximately 240 recordholders of the Company's Common Stock, although the Company believes that there are more than five hundred beneficial owners of its Common Stock.

           The Company plans to retain any future earnings for use in its business and, accordingly, the Company does not anticipate paying dividends in the foreseeable future. Payment of dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements.

                                    BUSINESS

Introduction General

           Teltran International Group, Ltd. (the "Company") through its wholly owned subsidiary Teltran International, Inc. ("International") is primarily engaged in the international telecommunication business. It was a development stage company until April 1998 when it commenced services for an internet telephony system. In October 1998 it entered into additional arrangements which included the ability to sell internet telephony time.

Industry Background

           During the last fifteen years international telecommunications have changed dramatically. Deregulation has resulted in the end of monopoly and a proliferation of competitors. In addition, international agreements among most industrial nations have been entered into opening telecommunication markets to competition and foreign ownership. At the same time technology changed adding to the overall efficiency of telecommunication services and increasing capacity dramatically. These factors have combined to reduce costs significantly. Additionally, the technology resulted in the development of new methods of completing calls including refiling which is the routing of calls from country A to B and termination in country C. The combined rates between the three countries is less than the rate directly from country A to country B.

           A resale arrangement typically involves the wholesale purchase of termination services on a per-minute basis by one long distance provider from another. A single international call may pass through the facilities of multiple long distance carriers and resellers before it reaches the foreign facilities-based carrier that ultimately terminates the call. Such resale, first permitted with the deregulation of the United States market, enable the emergence of alternative international providers that relied, at least in part, on transmission services acquired on a wholesale basis from other long distance providers. Resale arrangements set per minute prices for different routes, which may be guaranteed for a set time period or subject to fluctuation following notice. These international providers include entities whose business is a reseller with no independent system to originate or terminate calls and no equipment except the connection of the resellers source of telecommunication's time to its customer. Presently, the Company's primary business is the latter. It attempts to obtain the least expensive telecommunications time available for resale to other resellers including credit phone card companies.

           The Company's immediate resale operations will be conducted through internet proto-call which is a recent phenomenon. The Internet telephony industry begin in 1995, when experienced Internet users began to transfer voice messages from one PC to another. Subsequently, software was introduced which allowed PC users to place international calls via the Internet to other PC users for the price of a local call. Initially, the growth of Internet telephony was constrained due to the poor sound quality of the calls and because calls were mainly limited to those placed from one PC to another.

           However, as the industry has grown, substantial improvements have been made. New software has substantially reduced delays. The use of private networks or intranets to transmit calls as an alternative to the public Internet has alleviated capacity problems. Developments in hardware, software and networks are expected to continue to improve the quality and viability of Internet telephony.

           Internet telephony provides customers with substantial savings compared to conventional long distance calls, because the total cost of an Internet telephone call is based on the local calls to and from the gateways of the respective internet providers, thereby bypassing the international settlements process.

Business History

           Initially the Company intended to concentrate its efforts on establishing and operating a global messaging business. Pursuant to that strategy the Company intended to provide its customers with a universal mailbox and a platform that was capable of generating multimedia broadcasts of messages and documents received by the client. That is the messages could be faxed or otherwise delivered to various locations within the enterprise. As an adjunct to its global messaging service the Company also provided enhanced fax services including fax broadcasting. The Company has postponed its efforts to provide global messaging services. It derived insignificant revenues from fax broadcast services for clients.

           The Company's principal business activity is to provide the resale of telecommunication time to enable clients to provide competitive rates for international communications. This involves several arrangements. The first is to obtain the availability of favorable wholesale international rates from carriers and other resellers. This Company then enters into arrangements for the sale of this time and other wholesalers. This entails the connection between the Company, customer and carrier. In the Company's case, this is accomplished through telecommunication switches owned by a thirdparty at the third parties location. Prior to April, 1998 the Company derived no or insignificant revenues and was considered a development stage Company. During 1999 it derived revenues as a refile hub for OzEmail Interline Pty, Limited "OzEmail") which operates network for international calls through the internet. That is the Company would receive calls for the OzEmail system and direct them through the least expensive routing to countries which have no OzEmail internet termination. The Company derived substantial revenues from this activity in 1998 but believes this source will decline as OzEmail obtains a greater number of countries with affiliates where calls can be completed entirely through the OzEmail network without the necessity of refiling. The Company subsequently entered into an "affiliate arrangement with OzEmail which enables the Company to sell international voice telephone availability through the internet system utilizing OzEmail technology and protocols.

The OzEmail System

           OzEmail is a subsidiary of a major internet provider in Australia. OzEmail has assembled a consortium of companies in various countries as affiliates to establish internet network for the transmission and receipt of its Voice over Internet Protocol worldwide or OzEmail's version of internet telephony. OzEmail owns proprietary hardware and software technology utilized in the transmission, routing and connecting of communications, including voice telephony, fax and other transmissions, through the internet system and other conventional systems as public switched networks. The proprietary hardware or "VIN" Hardware is used as the gateway for the carrying and routing of calls.

           OzEmail has licensed the proprietary software and VINs and other trade secrets to provide or establish a network in the country in which the provider or affiliate is located. OzEmail joins the providers in various countries to provide international service. Each provider furnishes termination service in its territory enabling providers in other countries to route the calls to the local provider which in turn terminates their calls in the territory over conventional public switched telephone networks. The provider receives a termination fee. The provider is required to market the OzEmail service in its territory offering calling service through OzEmail systems. The local provider is required to pay a fee to OzEmail for all international services of provider customers routed through OzEmail network. The heart of the system is the VIN, each of which is capable of handling a fixed number of calls. Each provider is required to purchase sufficient VINs from OzEmail to service its customers. A VIN can only handle a finite number of calls so that additional multiple VINS may be required for each customer. Generally, the customer of the provider is a pre-paid calling card service calling center or other entity seeking to provide international calling to its customers.

           Basically, the client of the provider's customers originates a local call through the internet which connects to a VIN which transmits the call over internet protocol to a VIN of a provider located in the foreign country. The call is then connected to the domestic local telephone network. All the calls are processed by the control node of OzEmail which is also used for billing, rating and verification purposes. If no provider has been appointed in the country of destination, the call will be routed through a refile provider in a third country for the least expensive routing.

OzEmail/Teltran

           In 1998 the Company was appointed as a refile hub for OzEmail for calls terminating in countries without OzEmail affiliates. In addition, later in October 1998 the Company was appointed a non-exclusive OzEmail affiliate in the United States. The Company then purchased and installed VINs at its switching site and began to market the OzEmail service in the United States. As an affiliate the Company provides termination services in the United States. To date, the Company has derived little or no revenues from this service. After the Company has purchased VINs it has successfully tested the OzEmail telephony service. Each agreement requires sufficient number of VINs as well as a test period of several weeks to determine the quality of service to the particular destination. The Company has made arrangements for sales of communication time, including sales to South Africa and Netherlands Antilles. Service is scheduled to begin in April 1999. Several additional agreements are pending.

OzEmail Agreements

           The affiliates arrangement consists of two, three-year agreements each expiring October 12, 2001. The first agreement is the Interconnectivity and Support Agreement. Under this agreement, Teltran as a non-exclusive affiliate has joined an international consortium of companies established by OzEmail in different countries. As an affiliate Teltran is authorized to operate the OzEmail system in the United States. This entitles the Company to transmit internet telephony calls worldwide over OzEmail's interconnected systems. The Company is obligated to roll out the services in the United States and to purchase the required equipment for the operation of the systems from OzEmail. The Company further is obligated to provide termination services for a fee for the benefit of providers or affiliates in other countries. The Agreement contains fees payable to OzEmail by the Company for calls originating through the Company and by OzEmail and to the Company for termination services. The second agreement is the USA Intellectual Property License Agreement.This agreement grants Teltran a non-exclusive license for three years to use OZI's software, hardware, Intellectual property, advertising/promotional material, etc. to perform services under the internet correctively and support agreement. The refile services are performed under a Telecommunications Service Agreement expiring October 2000 unless terminated sooner. The Agreement requires the Company to maintain equipment for refile services. The Company further is obligated to provide termination services for a fee for the benefit of providers or affiliates in other countries.

Government Regulation

           The Company is licensed as an international reseller pursuant to
Section 214 of the Federal Communication Act.

Marketing/Customers

           The Company will market its resale service as part of the OzEmail network to other carriers wholesalers, call centers, international phone card providers and others. During 1998 the Company's principal customer was OzEmail pursuant to the refile arrangement. During 1998 the Company received approximately 79.3% of its revenues from OzEmail. The Company does not anticipate that it will derive significant refile revenues from OzEmail in the future. As a result of resale arrangements entered into by the Company, the Company does not believe it is dependent upon OzEmail as a refile customer. The Company derived 17.1% of its revenues in 1998 from Telecom 2000 for providing domestic long distance capacity. This arrangement has terminated.

           The Company markets its service through its executive officers, one of whom is the Vice President of Sales and Marketing. The Company has also entered into non-exclusive arrangements with agents who will receive a commission from the revenues generated any customer of the Company introduced by an agent.

Competition

           Currently, the Company competes with numerous other long distance resellers and providers. The Company believes its significant competition will be other independent resellers and providers including providers of competing voice telephony systems as well as possible affiliates of OzEmail appointed in the future other competitors include large carriers such as AT&T, MCI, Sprint, and WorldCom; and other providers of international long distance services such as STAR Telecommunications, Inc., as alliances that provide wholesale carrier services, such as "Global One" other internet telephony problems. In addition, the Company has a non exclusive affiliate arrangement with OzEmail. Therefore, OzEmail is free to appoint another affiliate which may result the Company facing substantial competition. Many of the Company's competitors are significantly larger and have substantially greater market presence, as well as greater financial, technical, operational, marketing and other resources and experience than the Company.

           The Company competes for customers in the telecommunications markets primarily based on price and, to a lesser extent, the type and quality of service offered. Increased competition could force the Company to reduce its prices and profit margins if its competitors are able to procure rates or enter into service agreements that are comparable to or better than those the Company obtains, or are able to offer other incentives to existing and potential customers. Similarly, the Company has no control over the prices set by its competitors.

Employees

           The Company has five full-time employees, four of whom are engaged in executive and technical functions and one of whom is a clerical employee. The Company also employs a bookkeeper on a part-time basis. The Company also utilizes consultants.

Technical Facility

           The Company has an oral arrangement with an unaffiliated party pursuant to which the Company's technical equipment is housed and maintained at this party's facility in New York City. All equipment, connections and telephone lines between the Company and its customers and overseas providers are located at this facility. The Company utilizes the owner's switches to effect these connections.


Internet Portal

           The Company in February 1999 instituted a web portal. A portal is a website which enables the user to access various other web sites without multiple steps thereby saving the user time. The Teltran portal contains direct links to many commerce sites, including Amazon.com the internet bookseller. Recently, the Company provided access to brokerage firms through the portal and anticipates receiving payment from brokerage firms utilizing this service based on customers' business introduced to the brokerage firm through the portal. The Company has affiliate arrangements with retailers pursuant to the Company will receive a percentage of revenues generated by consumers accessing the site through the Company's portal. If the Company's portal received a prescribed number of hits to its website it will be in a position to provide advertising on its site and receive revenues for doing so. The Company believes it will achieve this requirement shortly. Users may also use the portal as their home page.

Additional Revenues

           The Company is receiving revenues for obtaining a contract for a third party. It receives commissions based on income derived by such third party.

                             DESCRIPTION OF PROPERTY

           The Company's executive offices are located at One Penn Plaza, New York, New York 10119, where it leases approximately 2,400 square feet pursuant to a lease that expires on February 28, 2003. The annual base rental for this space is approximately $90,000.

           The Company's telecommunication equipment is located and maintained at a separate facility owned by a third party. See "Description of Business - Technical Facility."

                                LEGAL PROCEEDINGS

                                       II

           Legal Proceedings. Management of the Company is not aware of any legal proceedings, or pending legal proceedings, to which the Company is a party or to which the property of the Company is subject. A claim, however, has been made by a corporation including a claim for receivables of the Company arising from a potential resale arrangement. The Company has denied the claim.

                                   MANAGEMENT

Directors and Executive Officers

           The directors and executive officers of the Company are as follows:


             Name                      Age                                    Position

------------------------------      ---------      --------------------------------------------------------------

Byron R. Lerner                        54          President, Chief Executive Officer and Director

James E. Tubbs                         39          Executive Vice President, Chief Operating Officer and
                                                   Director

Peter Biagioli                         39          Vice president of Sales and Marketing

Martin Miller                          58          Director



           Byron R. Lerner has been Chief Executive Officer and President of the Company since June 1997 and a director of the Company since May 1996. Mr. Lerner was Chief Financial Officer of the Company between May 1996 and June 1997. Between 1993 and 1995, Mr. Lerner was president of International of GlobalCom, a firm he founded which engaged in the resale of domestic and international long distance phone time. From 1990 to 1993 Mr. Lerner was president of L&S Communications, a reseller of domestic and international long distance telephone time.

           James E. Tubbs has been Executive Vice President and a director of the Company since May 1996. Between 1994 and 1995, Mr. Tubbs was President of OmniCom, a reseller of UniDial. From 1984 through May 1996 he was employed as an executive in various entities controlled by Brent Musburger, the sports broadcaster. Simultaneously Mr. Tubbs was employed in various capacities as an executive in sports and entertainment matters by the networks which engaged Mr. Musburger.

           Peter Biagioli has been Vice President of Sales and Marketing of the Company since 1997. From February 1988 to January 1997 Mr. Biagioli was Vice President of Worldwide Commercial Development for the Worldwide Manifest Division TNT Express. During the period November 1982 to January 1988 he was employed by Avis Rent A Car System Inc. and was a Regional Sales Manager for the New York Metropolitan market.

           Martin Miller has been a director of the Company since November 1995. Mr. Miller , for the past five years, has been a manager of corporate finance for Millport Ltd., presently a Bahamian based advisor of foreign investors.

                             Executive Compensation

           The following table sets forth information concerning compensation paid or accrued by the Company or its subsidiaries for services rendered during the fiscal year ended December 31, 1998 to the Company's Chief Executive Officer no executive officer whose compensation exceeded $100,000 during its fiscal year ended December 31, 1998.

                           Summary Compensation Table


           Name and Principal Position                 Year               Salary

-------------------------------------------------- ------------  ------------------------

Byron E. Lerner President and Chief                1998          $         88,000
Executive Officer
                                                   1997                   37,500



           All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Executive officers are elected annually by the Board of Directors to hold office until the first meeting of the Board following the next annual meeting of stockholders and until their successors are chosen and qualified.

Option Plan

           The Company has adopted a 1998 Stock Option Plan (the "Option Plan") for officers, employees and consultants of the Company and any of its subsidiaries authorizing the grant of options to purchase 3,000,000 shares of the Company's common stock. As of February 28, 1999 options to purchase 1,975,000 shares of common stock were outstanding and options to purchase 1,025,000 shares of common stock were available for grant.

           The Employee Plan is administered by the board of directors. In general, the Committee will select the persons to whom options will be granted and will determine, subject to the terms of the Employee Plan, the number, the exercise period and other provisions of such options. The options granted under the Employee Plan will be exercisable in such installments as may be provided in the grant.

           Options granted to employees may be either incentive stock options under the Internal Revenue Code ("ISOs") or non ISOs. The board may determine the exercise price provided that, in the case of ISOs, such price may not be less than 100% (110% in the case of ISOs granted to holders of 10% of the voting power of the Company's stock) of the fair market value (as defined in the Employment Plan) of the Company's common stock at the date of grant. The aggregate fair market value (determined at time of option grant) of stock with respect to which ISOs become exercisable for the first time in any year cannot exceed $100,000.

           The options are evidenced by a written agreement containing the above terms and such other terms and conditions consistent with the Plan as the Committee may impose. Each option, unless sooner terminated, shall expire no later than ten (10) years (five years in the case o ISOs granted to holders of 10% of the voting power of the Company's stock) from the date of the grant, as the Committee may determine. The Committee has the right to amend, suspend or terminate the Employee Plan at any time, provided, however, that unless ratified by the Company's stockholders no amendment or change in the Plan will be effective for certain maters including increase in the total number of shares which may be issued under the Plan or extending the term of the Employee Plan.

                       Options Granted in Last Fiscal Year
                       -----------------------------------


                         Number of Shares
                         Underlying Option Granted              Exercise Price

Byron Lerner             200,000                                $.37
                           83,334                               1.75
                           83,333                               3.000
                           83,333                               5.00

James Tubbs              200,000                                $.37
                           83,334                               1.75
                           83,333                               3.000
                           83,333                               5.00

           In addition, on January 31, 1999 the Company issued Plan Options to purchase an additional 795,000 shares of common stock at $.59 per share exercisable immediately. Of these options 250,000 were issued to each of Messrs. Lerner and Tubbs and Martin Miller, a director of the Company.

Employment Agreements

           The Company has entered into an employment agreement with Byron Lerner, president and chief executive officer of the Company. The agreement is for a term of 37 months commencing March 1, 1999 and unless notice of non renewal is given at the end of first thirteen months or any year thereafter, the term of the agreement is extended for an additional year period. Mr. Lerner is to receive a base annual salary of $150,000 until August 1999 when the salary increases to $180,000. Starting in the second year of the agreement on April 1, 2000 the salary increases to $189,000 or $200,000 if the net income as defined in the agreement is at least $200,000. The salary increases thereafter at the rate of ten percent per annum. The agreement provides for a bonus pool which shall be equal to 15% of net income as defined in the agreement of which Mr. Lerner will receive a maximum of six (6%) of such pool. Mr. James Tubbs, a vice president, and chief operating officer has entered into an identical agreement with the Company.

Certain Relationships and Related Transactions

           During and prior to 1998 an affiliate of Byron Lerner and James Tubbs each advanced the Company $50,000 each. In 1998 all these advances were converted into 500,000 shares of the Company's Common Stock. Mr. Lerner has advanced approximately an additional $13,000 to the Company in 1998 and 1999. The latter account was converted into 65,000 shares of Common Stock in March 1999.

                       PRINCIPAL AND SELLING STOCKHOLDERS

                    The following table sets forth, as of March 15, 1999, certain transactions with respect to the beneficial ownership of the Company's Common Stock by (i) each person who beneficially owns more than five percent of the Company's outstanding Common Stock, (ii) each director of the Company, (iii) each of the executive officers named in the Summary Compensation Table, (iv) all directors and executive officers of the Company as a group and (v) each Selling
Stockholder:


                                     Before the Offering(1)                                     After the Offering

                                 Shares              Percent of                         Shares  Percent      of
   Identity of Stockholder    Beneficially              Shares          Shares       Beneficially          Shares
          or Group               Owned              Outstanding        Offered         Owned (3)        Outstanding (3)
          --------            ------------          -----------        -------       ------------       ---------------
Byron Lerner                             790,000      7.32543669       1,025,000(2)       ----              -----

James Tubbs                              725,000         7.22483       1,025,000(2)       ----              -----

Martin Miller                            250,000         2.52912         250,000          ----              -----

Peter Biagioli                           100,000         1.02723         140,000(2)       ----              -----

Mitchell Hershkowitz                      30,000            0.31          60,000(2)       ----              -----

Michael Neville                           50,000            0.52         100,000(2)       ----              -----

Darrell Lerner                            25,000            0.26          25,000          ----              -----

Broadford Limited                        325,000            3.37%        325,000          ----              -----

Staffin Limited                          325,000            3.37%        325,000          ----              -----

Southern Provinces, Ltd.                 325,000            3.37%        325,000          ----              -----

Fir Enterprises Limited                  325,000            3.37%        325,000          ----              -----

Percival Investments                     325,000            3.37%        325,000          ----              -----
Ltd.

Birch Enterprises                        325,000            3.37%        325,000          ----              -----
Limited

World Telecom Ltd.                       325,000            3.37%        325,000          ----              -----

Calgary Limited                          300,000            3.11%        300,000          ----              -----

Montaque Securities                      330,000            3.43%        330,000          ----              -----
International Ltd.

Sumburgh Limited                         325,000            3.37%        325,000          ----              -----

Salen Limited                            275,000            2.85%        275,000          ----              -----

Coastal Provinces Ltd.                   250,000            2.59%        250,000          ----              -----

Aran Limited                             275,000            2.85%        275,000          ----              -----

Callanish Limited                        300,000            3.11%        300,000          ----              -----

Carbost Limited                          325,000            3.37%        325,000          ----              -----

Carlowey Limited                         325,000            3.37%        325,000          ----              -----




Craignure Limited                        200,000            2.08%        200,000          ----              -----

Sleat Limited                            195,000            2.02%        195,000          ----              -----

Newco Management                         300,000            3.11%        300,000          ----              -----

Services Ltd.

Brodick Limited                          325,000            3.37%        325,000          ----              -----

All Officers and                       1,844,333           17.1 %      2,444,000          ----              -----
Directors as a
Group
(4 persons)


*  Less than one percent.

(1) Represents those shares of Common Stock held by the Selling Stockholders, if any, together with those shares that such Selling Stockholders have the right to acquire within 60 days from the date of this Prospectus.

(2) Includes shares subject to Options not exercisable within sixty days and therefore not reflected in prior columns.

(3)                 Assumes all of the Shares being offered will be sold.
                    Because the Selling Stockholders may sell all, some or none of the Shares that he, she or it holds, and because the offering contemplated by this Prospectus is not now a "firm commitment" underwritten offering, the actual number of Shares that will be held by the Selling Stockholders upon or prior to termination of this offering may vary. See "Plan of Distribution."

(4) Does not include unrestricted shares held by unaffiliated shareholders, the amount of such shares varies from time to time as the holders purchase and sell such shares periodically.

                    The Selling Stockholders may have sold, transferred or otherwise disposed of all or a portion of their Shares since the date on which they provided the information regarding their Common Stock in transactions exempt from the registration requirements of the Securities Act. Additional information concerning the Selling Stockholders may be set forth from time to time in prospectus supplements to this Prospectus. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

                    Sales of the Shares may be made from time to time by the Selling Stockholders, or, subject to applicable law, by pledgees, donees, distributees, transferees or other successors in interest. Such sales may be made on the over-the-counter market or foreign securities exchange (any of which may involve crosses and block transactions), in privately negotiated transactions or otherwise or in a combination of such transactions at prices and at terms then prevailing or at prices related to the then current market price, or at privately negotiated prices. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this Prospectus. Without limiting the generality of the foregoing, the Shares may be sold in one or more of the following types of transactions:
(a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate in the resales.

                    In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell Shares short and deliver the Shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell pursuant to this Prospectus. The Selling Stockholders may also pledge the Shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged Shares pursuant to this Prospectus.

                    Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated in connection with the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

                    Information as to whether underwriters who may be selected by the Selling Stockholders, or any other broker-dealer, is acting as principal or agent for the Selling Stockholders, the compensation to be received by underwriters who may be selected by the Selling Stockholders, or any broker-dealer, acting as principal or agent for the Selling Stockholders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this Prospectus (the "Prospectus Supplement"). Any dealer or broker participating in any distribution of the Shares may be required to deliver a copy of this Prospectus, including the Prospectus Supplement, if any, to any person who purchases any of the Shares from or through such dealer or broker.

                    Each of the Selling Shareholder have executed an agreement ("Selling Shareholder/Agreement") pursuant to which they confirm the method of distribution set forth herein, agree not to sell the shares if the registration statement is not current.

                    The Company has advised the Selling Stockholders that during such time as they may be engaged in a distribution of the Shares included herein they are required to comply with Regulation M promulgated under the Exchange Act. The Shareholders have acknowledged such advice in the selling Shareholder Agreement and agree therein to comply with such regulation. In general, Regulation M precludes the Selling Stockholders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. A "distribution" is defined in the rules as an offering of securities that is distinguished from ordinary trading activities and depends on the "magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

                    It is anticipated that the Selling Stockholders will offer all of the Shares for sale. Further, because it is possible that a significant number of Shares could be sold at the same time hereunder, such sales, or the possibility thereof, may have a depressive effect on the market price of the Common Stock.

                            DESCRIPTION OF SECURITIES

General

           The Company is authorized to issue 50,000,000 shares of its common stock, par value $0.0001 per share (the "Common Stock"), and 5,000,000 shares of preferred stock, par value $0.0001 per share (the "Preferred Stock"). As of March 31, 1998 9,634,834 shares of the Common Stock were outstanding. No shares of Preferred Stock are currently outstanding.

Common Stock

           The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

           In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights. There are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

           The Company's Certificate of Incorporation authorizes the issuance of "blank check" Preferred Stock with such designation, rights and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Company's Board is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. The Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company does not currently intend to issue any shares of Preferred Stock, there can be no assurance that the Company will not do so.

Transfer Agent

           The transfer agent for the Common Stock is North American Transfer Co., 147 Merrick Road, Freeport, New York 11520.

                                  LEGAL MATTERS

                    The validity of the securities being offered hereby will be passed upon for the Company by Parker Duryee Rosoff & Haft, A Professional Corporation, New York, New York.

                                     EXPERTS

                    The financial statements of the Company as at December 31, 1997 and December 31, 1998 included in this Prospectus, have been audited by Leibman, Goldberg & Drogin, independent certified public accountants as set forth in their report thereon appearing elsewhere herein. Such financial statements are included herein and in the Registration Statement in reliance upon such report and upon the authority of said firm as experts in auditing and accounting.

                        TELTRAN INTERNATIONAL GROUP, LTD.
                                AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                      with

                          INDEPENDENT AUDITORS' REPORT

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                 For the years ended December 31, 1998 and 1997

                                    CONTENTS

                                                                         PAGE #

Independent Auditors' Report                                               F-2

Financial Statements:

            Consolidated Balance Sheet                                     F-3

            Consolidated Statements of Operations                          F-4

            Consolidated Statement of Stockholders' Deficit                F-5

            Consolidated Statements of Cash Flows                          F-6

            Notes to Consolidated Financial Statements                   F-7 - 11


The Board of Directors
Teltran International Group, Ltd. and Subsidiaries


We have audited the consolidated balance sheet of Teltran International Group, Ltd. and Subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' deficit and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Teltran International Group, Ltd. and Subsidiaries as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


February 22, 1999

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                           December 31, 1998 and 1997

                                     ASSETS


                                                                     1998               1997
                                                                  -----------       -----------
Current Assets:
  Cash                                                            $     5,389       $     3,646
  Accounts receivable                                                  94,296              --
  Deferred financing costs - net of amortization                       19,797              --
                                                                  -----------       -----------
    Total current assets                                              119,482             3,646
                                                                  -----------       -----------

Other Assets:
  Goodwill                                                             40,273            40,273
  Organization expense - net of amortization                               98               218
                                                                  -----------       -----------
    Total other assets                                                 40,371            40,491
                                                                  -----------       -----------

    Total assets                                                  $   159,853       $    44,137
                                                                  ===========       ===========

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities:
  Convertible debentures payable                                  $   180,488       $      --
  Loan payable                                                         50,000            50,000
  Due to factor                                                        65,193              --
  Accounts payable, accrued expenses and taxes                        104,581            35,081
  Corporation taxes payable                                               100               488
                                                                  -----------       -----------
    Total current liabilities                                         400,362            85,569
                                                                  -----------       -----------

Long-Term Liabilities:
  Notes payable                                                          --             250,000
  Loans payable - stockholders'                                         1,245            10,880
                                                                  -----------       -----------
    Total long-term liabilities                                         1,245           260,880
                                                                  -----------       -----------

    Total liabilities                                                 401,607           346,449
                                                                  -----------       -----------

Commitments and Contingencies

Stockholders' Deficiency:
  Preferred stock, $.001 par value per share, 5,000,000
    shares authorized and -0- issued and outstanding
  Common stock, $.001 par value per share, 50,000,000
    shares authorized and 7,697,295 and 915,637 shares
    issued in 1998 and 1997 respectively                                7,697               916
  Additional paid in capital in excess of par value                 2,002,359         1,501,928
  Deficit                                                          (2,251,810)       (1,805,156)
                                                                  -----------       -----------
    Total stockholders' deficiency                                   (241,754)         (302,312)
                                                                  -----------       -----------

    Total liabilities and stockholders' deficiency                $   159,853       $    44,137
                                                                  ===========       ===========

                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 For the years ended December 31, 1998 and 1997

                                                      1998            1997
                                                   ---------       ---------
Revenues:
  Sales                                            $ 535,197       $    --

Cost of Sales:
  Purchases                                          244,832            --
                                                   ---------       ---------

Gross profit                                         290,365            --

Expenses:
  Salaries                                           143,356         371,379
  Outside services                                   271,850         112,032
  Professional fees                                   49,531          21,274
  Fees - other                                         9,384           1,003
  Payroll taxes                                       14,878          28,386
  Leasing expense                                     11,446            --
  Travel                                              93,701          21,219
  Insurance                                           28,863          33,573
  Rent                                                48,834          36,532
  Office                                               3,435         170,618
  Miscellaneous                                        3,908           4,395
  Telephone                                            6,088          27,369
  Amortization expenses                                21398               0
                                                   ---------       ---------

     Total expenses                                  706,672         827,780
                                                   ---------       ---------

Loss from operations                                (416,307)       (827,780)

    Interest expense                                  29,959            --
                                                   ---------       ---------

Net loss before income taxes                        (446,266)       (827,780)

Provision for income taxes                               388             464
                                                   ---------       ---------

Net loss                                           $(446,654)      $(828,244)
                                                   =========       =========

Net loss per share of common stock based upon
  7,697,295 and 915,637 (weighted average)
  shares issued respectively                       $   (0.06)      $   (0.90)
                                                   =========       =========

                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

                 For the years ended December 31, 1998 and 1997

                                               Common Stock                     Capital
                                      -------------------------------          in Excess
                                         Shares             Amount             Par Value           Deficit
                                      -----------         -----------         -----------        -----------
Balance - March 1, 1996                 5,145,491         $     5,145         $   588,550        $  (550,478)


March, 1996 Teltran Merger             10,000,000              10,000

July, 1996 issuance of
3,166,667 shares                        3,166,667               3,167             946,833

Adjustment re: merger
elimination entries                                                                                   31,273

Net loss for the year                                                                               (457,707)
                                        ---------         -----------         -----------        -----------

Balance - January 1, 1997              18,312,158              18,312           1,535,383           (976,912)
Adjustment re: promissory note                                                    (50,851)

Reverse stock split 1:20 -
December 1, 1997                      (17,396,521)            (17,396)             17,396

For the year ended
December 31, 1997
Net loss for the year                                                                               (828,244)
                                        ---------         -----------         -----------        -----------

Balance - December 31, 1997               915,637                 916           1,501,928         (1,805,156)

Issuance of share as full
payment of outstanding debt             6,000,000               6,000             284,000               --

Issuance of shares re:
conversion of debt                        281,658                 281             116,931               --

Issuance of shares re: payment
of stockholder's loans                    500,000                 500              99,500               --

Net loss for the year                        --                  --                  --             (446,654)
                                        ---------         -----------         -----------        -----------

Balance - December 31, 1998             7,697,295         $     7,697         $ 2,002,359        $(2,251,810)
                                        =========         ===========         ===========        ===========

                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the years ended December 31, 1998 and 1997


                                                               1998               1997
                                                             ---------         ---------
Cash Flows from Operating Activities:
Net loss                                                     $(446,654)        $(828,244)

Adjustment to reconcile net loss to net cash
  provided by operating activities:
    Amortization expense                                        21,398               120
    Increase in accounts receivable                            (94,296)             --
    Increase in deferred financing costs                       (55,875)             --
    Cash advances from factor (net of repayments)               65,193              --
    Increase in accounts payable and accrued expenses           69,112             5,613
                                                             ---------         ---------
      Net cash used in operating activities                   (441,122)         (822,511)
                                                             ---------         ---------

Cash Flows from Investing Activities:
  Cash received from issuance of common stock                     --             602,300
                                                             ---------         ---------

    Net cash provided by operating activities                     --             602,300
                                                             ---------         ---------

Cash Flows from Financing Activities:
  Issuance of convertible debentures                           180,488              --
  Conversion of convertible debenture - stock issued           119,512              --
  Decrease in notes payable                                   (250,000)             --
  Decrease in loans payable - stockholders'                    102,865              --
  Issuance of stock for notes payable                          290,000              --
  Cash received as advances from investors                        --             199,149
                                                             ---------         ---------
     Net cash provided by financing activities                 442,865           199,149
                                                             ---------         ---------

Net decrease in cash                                             1,743           (21,062)
Cash - January 1,                                                3,646            24,708
                                                             ---------         ---------
Cash - December 31,                                          $   5,389         $   3,646
                                                             =========         =========

Supplemental Disclosures:
  Income tax                                                 $     625         $     464
                                                             =========         =========
  Interest paid                                              $  29,959         $    --
                                                             =========         =========

                       See notes to financial statements.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      For the year ended December 31, 1998


Note 1 - Operations:

         Nature of Business:

         Teltran International Group, Ltd. through its wholly owned Subsidiary Teltran International, Inc. (the "Company") provides services for state of the art telecommunications.

         Effective May 1, 1996, the shareholders of Teltran International Inc. ("the Subsidiary"), a Delaware corporation, completed a stock exchange with Spectratek Inc., a Utah corporation, whereby all the common shares of the subsidiary, were exchanged for 10,000,000 common shares of Spectratek, par value $.001. The 10,000,000 shares represented approximately 67% of the then total issued and outstanding 15,145,491 shares of Spectratek Inc.

         On October 6, 1997, Spectratek merged with Teltran International Group, Ltd., a newly formed Delaware corporation with the surviving entity.

         Except as otherwise indicated by the context, references to "the Company" refer to Teltran International Group, Ltd. and the subsidiary.

Note 2 - Summary of Significant Accounting Policies:

         Principles of Consolidation:

         The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary. Intercompany balances and transactions have been eliminated.

         Development Stage Activities and Operations:

         Prior to April 1998, the Company was a development stage activity. Since the Company now has continuing business revenues, comparative financial information does not include losses accumulated during the development stage period not part of the financial statement period.

         At December 31, 1998, the Company has a net operating loss carryforward of approximately $2,252,000 after limitations based on changes in ownership.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                      For the year ended December 31, 1998

Note 2 - Summary of Significant Accounting Policies:

         Basic loss per share was computed by dividing the Company's net loss by the weighted average number of common shares outstanding during the period. There is no presentation of diluted loss per share as the effect of common stock options, warrants and convertible debt amounts are antidilutive. The weighted average number of common shares used to calculate loss per common share during 1998 and 1997 was 7,697,295 and 915,637 respectively.

         The Company adopted Financial Accounting Standards Board (FASB) Statement No. 128, "Earnings per Share". The Statement established standards for computing and presenting earnings per share (EPS). It replaced the presentation of primary EPS with a presentation of basic EPS and also requires dual presentation of basic and diluted EPS on the fact of the income statement. The Statement was retroactively applied to the 1997 loss per share but did not have any effect.

         Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

         Fair Value of Financial Instruments:

         SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash, cash equivalents, accounts receivable and notes payable approximates fair value.

         Impairment of Long-Lived Assets:

         The Company has not completed it's evaluation of the adoption of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." However, management believes any such effect will not be material.

         Major Customer:

         During the year ended December 31, 1998, approximately 70% of the company's revenue was from one customer. Also, 65% of accounts receivable are from this customer who also was factored.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                      For the year ended December 31, 1998

Note 3 - Notes Receivable:

         In July 1996, the Company issued 3,166,667 shares of common stock to investors for the sum of $950,000. During the year ended December 31, 1996, the Company received $347,700 and the balance of $602,300 was received during the year ended December 31, 1997.

Note 4 - Due to Factor:

         In June 1998, the Company entered into a factoring agreement; financing the accounts receivable of their major customers. At December 31, 1998, the outstanding balance due to the factor, represents approximately 70% of the customers' open balance. Advances from the factor totaled $509,036 (before customer repayments) from June, 1998 to December, 1998 and were used to pay operating expenses as well as vendor purchases. In February 1999, the Company terminated the factoring agreement and paid the outstanding balance in full.

Note 5 - Notes Payable:

         In August 1998, the Company issued $300,000 of convertible debentures due August 14, 1999 to non-related parties. The debentures accrued interest at 10%. The debentures are convertible into the Company's stock at $1.25 or 70% of the lowest closing bid price of the common stock, 30 trading days preceding the conversion date. During the period August through December 1998, $119,512 of debentures were converted to 269,158 shares of common stock. In connection with the transaction, the Company issued 30,000 warrants to purchase 30,000 shares of common stock at $1.25 per share. Financing costs of this transaction were deferred, and are being amortized to the convertible debentures maturity date.

         In November 1997, the Company entered into a joint venture agreement with a group of unrelated foreign investors which provided for their participation of future profits of the Company in return for cancellation of indebtedness. In June 1998, the Company issued on aggregate of 6,000,000 shares to these investors in consideration of the termination of the joint venture.

Note 6 - Stockholders' Deficit:

         During the period August 1998 to December 31, 1998, the Company issued 269,158 shares of its common stock upon the conversion of $119,512 of the debentures referred to in Note 5.

         The Company also issued 500,000 shares of its common stock to related parties of an officer and an officer as repayment of $100,000 advanced to the Company during the year.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                      For the year ended December 31, 1998


Note 6 - Stockholders' Deficit (Continued):

         Upon completion of the reincorporation on October 6, 1997, the Company's capitalization consisted of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. On December 1, 1997, the shareholders approved a reverse one for twenty common stock split.

Note 7 - Commitments and Contingencies:

         The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which contemplates continuation of the Company as a going concern. The Company was a development stage company and had no significant revenues and limited financing during the first three months of 1998. Additionally, the Company, as shown in the accompanying consolidated financial statements, has an accumulated deficit of $2,251,810 December 31, 1998 and incurred a net loss of $446,654 during the year ended December 31, 1998. Subsequent to June 30, 1998, the Company is no longer a development stage company since revenues are continuing.

         The Company rents its facility under a lease agreement through August 31, 2003.

         Future minimum lease payments under these agreements for the years ended December are as follows:

                           1999                    $  90,500
                           2000                       90,500
                           2001                       90,500
                           2002                       98,644
                           2003                       98,644
                                                    --------
                                                    $468,788

         Rent expense for the years ended December 31, 1998 and 1997 was $48,834 and $36,532, respectively.

               TELTRAN INTERNATIONAL GROUP, LTD. AND SUBSIDIARIES

                      For the year ended December 31, 1998


Note 8 - Stock Compensation Plan:

         During the year December 31, 1998, the company granted 1,180,000 stock options to certain officers/directors, employees and non-employees that may be exercised at prices ranging from 37.5 to $5.00 per share. Subsequent to December 31, 1998, the Company pursuant to the plan, granted 795,000 additional stock options to certain employees and non-employees that may be exercised at a price of .59 per share. These options vested immediately upon the date of issuance.

         The following table summarizes certain information relative to stock options:

                                                             Weighted Average
         Incentive Stock Options               Shares         Exercise Price
         -----------------------               ------        ----------------

          Granted                            1,180,000            $1.69
          Exercised                                  0             --
                                             ---------

          Outstanding-December 31, 1997              0             1.69
          Expired/cancelled                          0             1.69
          Granted                                    0             --
                                             ----------

          Outstanding-December 31, 1998      1,180,000
                                             ==========

          Exercisable-December 31, 1998        497,500
                                             ==========

Note 9 - Subsequent Event:

         In January 1999, the Company issued $550,000 principal amount of convertible debentures due to non-related parties. The debentures accrue interest at 10%, and are convertible into the Company's common stock at prices related to market. Subsequent to the issuance of the debentures, all the debentures were converted into shares.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

           Article Sixth of the Certificate of Incorporation of the Company provides with respect to the indemnification of directors and officers that the Company shall indemnify to the fullest extent permitted by Sections 102(b)(7) and 145 of the Delaware General Corporation Law, as amended from time to time, each person that such Sections grant the Company the power to indemnify. Article Sixth of the Certificate of Incorporation of the Company also provides that no director shall be liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under
Section 174 of the Delaware General Corporation Law or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the corporation's directors to the corporation or its stockholders to the fullest extent permitted by Section 102(b)(7) of Delaware General Corporation Law, as amended from time to time.

Item 25.            Other Expenses of Issuance and Distribution

           The following table sets forth various expenses, other than underwriting discounts, which will be incurred in connection with this offering. Other than the SEC registration fee amounts set forth below are estimates:

           SEC registration fee...................................................................................... 4,759.17
           Blue sky legal fees ......................................................................................
           Printing and engraving expenses...........................................................................
           Legal fees.........................................................................................        1,000
           Accounting fees....................................................................................
           Miscellaneous expenses...........................................................................
                                                                                                              -----



                                                                                                            $======



Item 26.            Recent Sales of Unregistered Securities

The following sets forth information relating to all unregistered securities of the Company sold by it since December 31, 1995. All share numbers have been adjusted retroactively to reflect a 1 for 20 reverse stock split on December 31, 1997.

           On May 1, 1996, the Company issued an aggregate of 500,000 shares of Common Stock to the stockholders of International in exchange for all of the outstanding capital stock of International.

           In June 1996 the Company issued 158,333 shares of its common stock in accordance with Regulation 504 of the Securities Act of 1933 for approximately $950,000.


           In September, 1998 the Company issued 500,000 to an affiliate of Byron Lerner and an officer and directors in satisfaction of indebtedness of $100,000. The Company believes the issuance of such shares is exempt from the registration requirements pursuant to Section 4(2) of the Securities Act.

           In June 1998 the Company issued 6,000,000 shares of its common stock to entities which collectively had the right to participate in the Company's future earnings. These investors acquired the shares for investment. The Company believes the issuance of such shares is exempt from the registration requirements pursuant to Section 4(2) of the Securities Act.

           In July and January the Company issued its convertible notes in the aggregate principal amount of $850,000 to several foreign investors in a transaction exempt pursuant to Rule 504. In connection with the transaction the Company issued warrants to purchase an aggregate of 167,500 shares of its Common Stock various persons. All of the notes have been converted and 2,069,197 shares issued. All the Warrants were also exercised pursuant to Rule 504 to acquire 137,500 shares of the Company have been exercised.

Item 27.         Exhibits

Exhibit No.                 Description*

3.1                         Certificate of Incorporation*

3.2 Certificate of Ownership and Merger of Spectratek Incorporation by Teltran International Group, Ltd.*

3.3                         Amendment to Certificate of Incorporation*

5.1                         Opinion of Parker Duryee Rosoff & Haft**

10.1                        1998 Stock Option Plan*

10.2                        Employment Agreement between Byron Lerner and
                            Registrant*

10.3                        USA Interconnectivity and Support Agreement dated
                            October 12, 1999*

10.4 USA Intellectual Property License Agreement dated October 12, 1999 between OzEmail and Registrant*

10.5 Telecommunication Services Agreement dated October 15, 1998 between OzEmail and Registrant*

21.1                        Subsidiary List*

23                          Consent of Leibman Goldberg & Drogin LLP

23.1                        Consent of Parker Duryee Rosoff & Haft

27                          Selected Financial Data Schedule*

* Previously filed with the Company's Form 10-SB on March 24, 1999 and incorporated herein by reference.

**         To be filed by amendment.

Item 28.            Undertakings

           Registrant hereby undertakes:

           (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule

430A and contained in a form of Prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

           (2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be


           (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                    (a) To include any Prospectus required by Section 10(a)(3) of the Securities Act;

                    (b) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                    (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

           (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to Item 24 of this Part II to the Registration Statement, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of New York, State of New York, on April 6, 1999.

                                                     TELTRAN INTERNATIONAL, INC.

                                                     By: /s/ Byron Lerner
                                                         -----------------------
                                                         Byron Lerner, Chairman

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.


         Signature                  Title                                       Date
         ---------                  -----                                       ----
/s/ Byron Lerner                    Chairman (principal executive               April 6, 1999
-------------------------           officer), Chief Financial Officer
Byron Lerner                        (Principal financial and accounting
                                    Officer) and Director

/s/ James Tubbs                     Director                                    April 6, 1999
-------------------------
James Tubbs

/s/ Martin Miller                   Director                                    April 6, 1999
-------------------------
Martin Miller


Consent of Accountants. We hereby consent to the use of our certified financial statement and to all references to our firm included in or made part of this Form SB-2 Registration Statement.



                                     II-5